Contact

www.linkedin.com/in/chris-magwood-8a8a9738 (LinkedIn)
www.endeavourcentre.org (Other)
www.chrismagwood.ca (Personal)
newsociety.com/Contributors/M/Magwood-Chris (Other)

Top Skills

Green Building
Teaching
Plastering

Chris Magwood

Manager, Carbon-Free Buildings at RMI; Board member, Builders for Climate Action; Chief Climate Officer, okomwrks labs
Peterborough, Ontario, Canada

Summary

For 25 years, I have been obsessed with making the best, most energy efficient and carbon-storing, beautiful and inspiring buildings without wrecking the whole darn planet in the attempt.

I have also been obsessed with ensuring that I am measurably achieving these goals, and not relying on feel-good notions or greenwashing.

In recent years, this focus on measurement has led me to try to holistically understand the climate impact of buildings. It turns out that trying to answer the simple question "What is the climate impact of this building I'm helping to make?" might take the rest of my life!

What I've learned is that the building sector has a realistic opportunity to transform from a leading cause of climate change to a leading solution by reimagining buildings as places where atmospheric carbon gets stored... in vast quantities, while operating with little to no generation of emissions.

It turns out that my whole career has been a good preparation for helping to drive this change. The buildings made of straw, hemp, wood, bamboo, cork and earth that I've been making for 25 years are exactly what we need to help fix the climate.

I look forward to working with everybody and anybody who shares this passion and goal! Please check out the work I'm doing with the great team at RMI here: https://rmi.org/F

Experience

RMI
Manager, Carbon-Free Buildings
February 2022 - Present (2 years 9 months)

Peterborough, Ontario, Canada

okom wrks labs
Chief Climate Officer & Board member
2021 - Present (3 years)

Builders for Climate Action
5 years 10 months

Director of Research
January 2019 - Present (5 years 10 months)

Director
2019 - Present (5 years)

Endeavour Centre
Director of Programs, Policy &
2011 - February 2022 (11 years)
Peterborough, Ontario

The Endeavour Centre is a not-for-profit sustainable building school, offering full time programs and workshops featuring natural and sustainable building materials and strategies, as well as renewable energy and efficiency techniques and technologies.

NatureBuilt Wall Systems Inc.
VP, Research & Development
November 2010 - July 2014 (3 years 9 months)

Fleming College
Professor, Sustainable Building
2005 - 2011 (6 years)
Peterborough, Ontario, Canada

The Last Straw
Editor
2000 - 2004 (4 years)

Camel's Back Construction
Plaster Master
1998 - 2004 (6 years)

Education

Trent University

Master's degree, Sustainability Studies · (1985 - 1988)